EXHIBIT 99.1  EXPLANATION OF RESPONSES
  On May 4, 2017, the Issuer entered into a Note Purchase Agreement (the "Note
Purchase Agreement") with NEA 12 and other preferred stockholders, pursuant to which such stockholders have agreed to purchase from the Issuer, at the Issuer's election, one or more subordinated convertible promissory notes ("Notes"), having an aggregate maximum principal amount of $25 million. Effective July 6,
2017, the Note Purchase Agreement was amended (the "Amendment") to provide that
(among other things), (i) if and when issued, the Notes will have an interest rate of 8.0% per annum and will mature 18 months from the date of issuance, and
(ii) at any time on or after December 1, 2019, at the Issuer's election, the
Issuer may convert the amounts outstanding under the Notes, if any, into common stock at the initial public offering price of $7.00 per share. The maximum amount that NEA 12 would be required to loan the Issuer under the Note Purchase
Agreement is $6,775,000. The Amendment was structured to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.